                TENDER OFFER FOR CLASSIC VACATION GROUP EXTENDED


            New York, New York - January 18, 2002. Three Cities Research, Inc. announced that the pending tender offer by CVG Acquisition Corporation for shares of Classic Vacation Group, Inc. (AMEX:CLV) has been extended until 5:00 p.m., New York City, time on Tuesday, January 22, 2002, in order to accommodate discussions by Classic Vacation Group about a possible alternate transaction.

            CVG Acquisition Corporation is wholly owned by CVG Investment LLC, which in turn is 80% owned by a fund advised by Three Cities Research and 20% owned by a fund advised by Thayer Capital Partners. In its tender offer, CVG Acquisition corporation has offered to purchase all the shares which Three Cities and Thayer do not already own for $0.15 per share. The tender offer was scheduled to expire at 5:00 p.m., New York City time, on January 18.

            A spokesman for Three Cities said, "Classic Vacation Group is in the late stages of discussions of a transaction which could be more favorable to its shareholders than the tender offer. The tender offer is being extended to permit those discussions to reach a conclusion, which is expected to happen by early next week."

            The Three Cities spokesman also said "Three Cities has been told that Classic Vacation Group's operating results for its fourth quarter, which ended on December 31, 2001, were better than had been anticipated. However, costs related to a debt financing last November, the tender offer and the possible alternate transaction probably will more than offset the strengthening in operating results."

            At the close of business on January 17, 2002, 1,297,043 shares had been tendered in response to the tender offer.


                                       4